UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 14)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 93,797,701
8. Shared Voting Power
9. Sole Dispositive Power 93,797,701
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,797,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.1% *
14.	Type of Reporting Person (See Instructions) CO

* Percentage calculated on the basis of 275,315,138 shares of common stock issued and outstanding as of May 13, 2009, based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 5, 2009 and in a Form 8-K filed on May 13, 2009.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 93,797,701
8. Shared Voting Power
9. Sole Dispositive Power 93,797,701
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,797,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.1% *
14.	Type of Reporting Person (See Instructions) IN

* Percentage calculated on the basis of 275,315,138 shares of common stock issued and outstanding as of May 13, 2009, based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 5, 2009 and in a Form 8-K filed on May 13, 2009.

This Amendment No. 14 amends and supplements that certain Schedule 13D filed on February 26, 2008 and previously amended on June 11, 2008, June 19, 2008, July 9, 2008, September 3, 2008, November 7, 2008 , November 14, 2008, November 25, 2008, December 5, 2008, March 3, 2009, March 27, 2009, May 1, 2009, May 6, 2009 and May 13, 2009 and as amended by those certain Schedule TO-Cs filed on October 31, 2008 and November 7, 2008 with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 14 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

Pursuant to the request of Tracinda, Delta repurchased the CPRs held by Tracinda for a purchase price of $26 million. The CPRs entitled Tracinda to receive approximately $27.9 million of the net proceeds that Delta is expected to receive in connection with its claims, and the claims of its 91.68% subsidiary Amber Resources of Colorado, in the case captioned Amber Resources Co., etal. v. United States, Civ. Act. No. 2-30, filed in the United States Court of Federal Claims on January 2, 2002. A copy of the Contingent Payment Rights Repurchase Agreement, dated as of May 15, 2009, is attached hereto and incorporated herein by this reference.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the disclosure set forth in Item 4 above, which is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description
15	Contingent Payment Rights Repurchase Agreement, dated as of May 15, 2009, between Delta Petroleum Corporation and Tracinda Corporation.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 18, 2009

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

* Power of Attorney, dated

February 13, 2008, previously filed as

Exhibit 3 to the Schedule 13D.